767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

May 8, 2023

VIA EDGAR TRANSMISSION

Joshua Gorsky

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Re:	First Light Acquisition Group, Inc.

Amendment No. 1 to Registration Statement on Form S-4 filed April 13, 2023

Filed by First Light Acquisition Group, Inc.

File No. 333-269705

Dear Mr. Gorsky:

On behalf of our client, First Light Acquisition Group, Inc., (“FLAG”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 28, 2023, relating to Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on April 13, 2023. In connection with these responses, FLAG is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, FLAG has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Questions and Answers About the Proposals

What are the material U.S. federal income tax consequences to the FLAG Stockholders as a result of the Merger?, page 19

Securities and Exchange Commission May 8, 2023 Page 2

1. Comment: We note your response to prior comment 6 and your revised disclosure on pages 174-179. We reissue our comment in part. Please revise your disclosure here to more clearly state counsel’s tax opinion regarding the tax consequences of the transaction, to clearly disclose that this is the opinion of tax counsel and to identify counsel.

In response to the Staff’s comment, FLAG respectfully submits that there will be no material U.S. federal income tax consequences to the current FLAG Stockholders as a result of the Merger. Accordingly, FLAG has revised the disclosure on page 19 of the Amended Registration Statement to delete this question.

Summary of the Proxy Statement/Prospectus, page 27

2. Comment: Please revise this section, where appropriate, to describe the payments required to be made by the combined company following the Business Combination. In your revisions, please include (i) the transaction expenses payable; (ii) the deferred salary amounts owed to Mr. Camaisa and Ms. Pizarro; (iii) the aggregate amount of principal and interest payable on the Term Notes, promissory notes and other debt instruments issued by Calidi and FLAG that mature at the closing of the Business Combination; (iv) the amount due to the Former Executive; and (v) any other amounts or obligations that will become due and payable upon the closing of the Business Combination. Please discuss the combined company’s anticipated liquidity position following the Business Combination and after these payments are made, including the combined company’s liquidity position at the redemption levels set forth in your sensitivity analysis.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 38 of the Amended Registration Statement.

Interests of Certain Persons in the Business Combination, page 41

3. Comment: We note your response to prior comment 11 and your revised disclosure on pages 42 and 165 related to the interest associated with the promissory notes. We reissue our comment in part. Please revise your disclosure here and on page 165 to describe the negotiations among FLAG and the Insiders that led to FLAG agreeing to pay interest at a per annum rate of 50% to 100% of the loan amount.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 42-43 and 165 of the Amended Registration Statement.

Background of the Business Combination, page 148

Securities and Exchange Commission May 8, 2023 Page 3

4. Comment: We note your response to prior comment 16 and your revised disclosure on page 149 noting that the previous transaction with EDOC Acquisition Corp. was not consummated because all of the conditions to closing were not satisfied prior to the extension of the “Outside Date” set forth in the business combination agreement. Please revise your disclosure here to explain why the parties were unable to satisfy the closing conditions prior to the liquidation of EDOC.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 149 of the Amended Registration Statement.

5. Comment: We note your response to prior comment 17 and your revised disclosure on page 150 regarding the price valuation of Calidi. Please revise your disclosure further to explain which “recent public M&A transactions” and “initial public offerings” were considered by FLAG management when they applied the discount to Calidi’s equity valuation and how the discount was calculated based on these data points.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 150 of the Amended Registration Statement.

Selected Public Company Analysis, page 161

6. Comment: We note your response to prior comment 21 and your revised disclosure on page 162 providing further details about Benchmark’s selected company analysis. We reissue our comment in part. Please revise your disclosure further to discuss the limitations of relying on expected probabilities of success to evaluate a company’s business and disclose whether Benchmark considered these limitations in calculating the range of enterprise values for Calidi.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 162 of the Amended Registration Statement.

First Light Acquisition Group, Inc. Financial Statements

Balance Sheets, page F-3

7. Comment: We note that your accrued expenses were $3.2 million at December 31, 2022. Please revise your filing to quantify the significant components of this balance and explain the factors that contributed to the increase during the year ended December 31, 2022.

Response: In response to the Staff’s comment, FLAG has revised its disclosure in the section entitled “FLAG’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 214 of the Amended Registration Statement.

Securities and Exchange Commission May 8, 2023 Page 4

Exhibits

8. Comment: We note that some of your exhibits appear to include redactions. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please include a footnote for each redacted exhibit noting that certain identified information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential. Refer to Item 601(b)(10)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, FLAG has added a footnote for each redacted exhibit in the Exhibit Index noting that certain identified information has been excluded.

General

9. Comment: We note your response to prior comment 36. Please tell us, with a view to disclosure, whether you have received notice from any other financial institutions about ceasing involvement in your transaction.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 18 of the Amended Registration Statement.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission May 8, 2023 Page 5

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8702 or by e-mail at raymond.gietz@weil.com.

Sincerely yours,

/s/ Raymond O. Gietz
Raymond O. Gietz

cc:	Thomas A. Vecchiolla, Chairman and Chief Executive Officer, First Light Acquisition Group, Inc. Corey Chivers, Esq., Weil, Gotshal & Manges LLP